

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 3, 2009

Peter Chin
Chief Executive Officer
Disability Access Corporation
3355 Spring Mountain Road, Suite 66
Las Vegas, Nevada 89102

>   **Re: Disability Access Corporation**
>   **Amendment No. 4 to Registration Statement on Form 10**
>   **Filed November 10, 2009**
>
>   **Form 10-Q for the Quarter Ended March 31, 2009**
>   **Form 10-Q for the Quarter Ended June 30, 2009**
>   **Form 10-Q for the Quarter Ended September 30, 2009**
>
>   **File No. 000-53538**

Dear Mr. Chin:

Please note that this letter replaces our previous letter dated December 3, 2009. We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 4 to Form 10

General

1. Please confirm to us that upon completion of our review of this filing, you will file amendments to your Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009, which incorporate all revisions that you have made to the portions of this Form 10 that also appear in those quarterly reports.

2. We note your response to comment 1 in our letter dated October 20, 2009. As we
    have noted in prior comment letters, your common stock is quoted on the grey
    market, which is not affiliated with Pink Sheets. Therefore, please revise to clarify
    the reason for filing this registration statement.

3. We have reviewed your response to prior comment 2. As to the third factor of the
    test, you state that "the transaction was fully disclosed in the parent company's
    periodic filings, and the subsidiary is registering the securities pursuant to 12(g) of
    the Exchange Act." We note that the spin-off occurred in December 2006, yet you
    initially filed this Form 10 in December 2008. Therefore, at the time of the
    transaction, you (i.e., the subsidiary) were not a reporting company. Staff Legal
    Bulletin No. 4 states that with regard to a spin-off transaction involving a non-
    reporting subsidiary, "the parent provides adequate information if, <u>by the date</u> it
    spins-offs the securities . . . it gives its shareholders an information statement that
    describes the spin-off and the subsidiary and that substantially complies with
    Regulation 14A or Regulation 14C under the Exchange Act; and the subsidiary
    registers the spun-off securities under the Exchange Act," (emphasis added). Please
    explain to us how PTS, Inc. was able to provide adequate information to
    shareholders and the public and disclose the number of recipients of spun off shares.

4. In connection with the preceding comment, please explain in more detail to us the
    valid business purpose for the spin-off. Also, regarding your response's position on
    the consideration, please note that serving as a shareholder base has been deemed
    consideration in exchange for shares.

<u>Item 1. Business, page 4</u>

5. We note your response to prior comment 5. Please note that the narrative on page 4
    does not match the chart presented on page 5 and also does not explain how
    Disability Access Corporation, the company incorporated in Nevada on December
    15, 2004 and to which this Form 10 pertains, became a subsidiary of PTS, Inc. or the
    holding company of DAC. Rather, it appears from your disclosure on page 4 that
    DBYC NV, which was incorporated on November 9, 2006, is the subsidiary of PTS,
    Inc. and the holding company of DAC.

    In light of these facts, please explain to us why you have filed the organizational
    documents of Hirel Holdings, Accel Energy Group and Power Save Energy Corp.,
    which all appear to be predecessors of DBYC Delaware. Please also significantly
    revise your corporate history disclosure to thoroughly explain to us the corporate
    history of each company presented as well as the relationships between all
    companies and the operations each conducted prior to the disclosed transactions.

Peter Chin
Disability Access Corporation
December 3, 2009
Page 3

Business Strategy, page 6

6. We note your response to prior comment 6. Please revise your disclosure to indicate that Mr. Chin has agreed to donate China Disability Access Corporation to you at no cost. Also disclose if this agreement has been memorialized in writing, clarify if such company has current operations and identify the parent company that created China Disability Access Corporation.

7. On page 6, we note that you have sent representatives China. Considering you only have three employees, please disclose the representative you sent to China.

Customers, page 8

8. Please disclose what "QSR" means in your registration statement.

9. We note your response to prior comment 8. Please refer to Item 101(h)(vi) of Regulation S-K and revise to identify your major customer(s). In order to provide meaningful disclosure about your dependence on one or few customers, the identities of such customers are appropriate. Please see and Item 101(c)(vii) for guidance. Also, please note that even though you expect to diversify in the future, dependence is based on your historical experience.

10. We have reviewed your response to prior comment 9. Please tell us how many potential inspections you declined as well as how many inspections you performed during the time period referenced in your response.

Government Regulation, page 6

11. We note your response to prior comment 10. The source that you provided is as of 2002. Please either revise your disclose to indicate that as of 2002, "there were more than 5.6 million firms in the United States . . . ," or provide us with a more current source that supports your assertion.

Current Business Plan and Plan of Operation, page 18

12. We note your response to prior comment 13. You continue to state in this section that you may seek to "acquire an interest in business opportunities . . . [with] persons or firms who or which desire to seek the perceived advantages of a corporation which is registered under the Securities Exchange Act of 1934." Furthermore, on page 19, you state that your "officers and directors will meet personally with management and key personnel of the business opportunity as part of [y]our investigation." Therefore, we reissue the comment in its entirety. Please revise to disclose the amount of time your officers and directors plan to allocate to seeking

potential merger candidates versus operating the disability access consulting business. Also, describe the conflicts of interest presented by pursuing both businesses simultaneously, as well as the conflicts between you and your parent company in connection with seeking other business opportunities. Please update your "Risk Factors" section accordingly.

Research and Development, page 20

13. We have reviewed your response to comment 14. Your response indicates that the accounting treatment for capitalizable software costs is the most significant factor contributing to the decrease in compensation and consulting expenses from 2007 to 2008. You have previously represented to us that the capitalized amounts for 2008 were the result of direct product development activity as opposed to operational cost incurred for IT support in 2007. You further stated that the two periods are apples and oranges in the sense that 2007 IT cost were for hardware and software support as opposed to direct capitalized cost of new product development in 2008. We do not believe that a decrease in non-capitalizable costs can be explained by the accounting treatment for capitalizable costs. As such, we are reissuing our comment in its entirety.

Six Months Ended June 30, 3009 compared to the Six Months Ended June 30, 2008, page 22

14. Please revise to discuss the reasons for the changes in the items discussed under this subheading.

15. Please revise to provide the basis for your disclosure concerning the increase in ADA litigation. Also, it is not clear how you are able to expect "continued" growth and demand for your products and services when the figures indicate that you experienced a decrease in revenue. Please revise to clarify.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 26

16. We note your response to prior comment 15. You have not revised the table to reflect that the shares owned by Sandy Chin are also beneficially owned by PTS, Inc. Please revise accordingly.

17. It is unclear to us, based on the current governing documents filed, how you were able to issue all of the securities you currently have outstanding. Please note that the only the Hirel Holdings charter, which is actually a Delaware charter, discloses your authorized securities of only 100 million shares. Please revise the appropriate section to clarify. Also, please file the governing documents that define the terms of your current outstanding securities.

Item 7. Certain Relationships and Related Transactions, page 29

18. Please review Item 404(d) of Regulation S-K and revise to provide the required
    disclosure. Please note that even though most of the transactions occurred beyond
    the last two completed years, they are essential to the event that occurred in 2007
    that led to your current structure. As such, please tell us why those transactions do
    not fall within those that should be discussed pursuant to Item 404.

Item 10. Recent Sales of Unregistered Securities, page 31

19. We have reviewed your response to prior comment 16. As noted above, your plan of
    operation section continues to reference your business plan as seeking a merger or
    acquisition with an unidentified company. Therefore, please explain to us how you
    can rely on the exemption provided by Rule 504. Refer to Rule 504(a)(3) for
    guidance. Furthermore, your analysis of the exemption claimed should be as of the
    time of issuance.

Item 11. Description of Registrant's Securities to be Registered, page 32

20. We note your response to prior comment 18. You have not provided all the
    information about your common stock as required by Item 202 of Regulation S-K.
    Please revise your disclosure accordingly.

Item 15. Financial Statements and Exhibits, page 33

Exhibits

21. We note that several of your exhibits are long series of separate jpeg images. Please
    note that while it is appropriate to file electronic documents with images in them, it
    is not appropriate to file an entire document as an image. Refer to Rule 102(a) of
    Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please
    re-file the applicable exhibits in one of the correct document formats.

Note 6 – Convertible Preferred Stock and Debentures, page F-16

22. Your response to prior comment 19 indicates that you believe that the requirement
    for shareholder approval is overcome because for all periods presented, shareholder
    and board approval is deemed to be a formality and perfunctory. Although Mr. Chin
    is your majority shareholder, it does not appear that he can unilaterally call a vote
    and authorize the shares as he does not control the Board of Directors. Please
    provide us with a legal analysis of Mr. Chin's control of management of the
    company.

Form 10-Q for the Quarter Ended March 31, 2009
Form 10-Q for the Quarter Ended June 30, 2009

Item 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

23. We have reviewed your response to prior comment 21. We direct you to Rule 13a-15(e) of the Exchange Act, which specifically states that "the term disclosure controls and procedures means controls and other procedures for an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms," (emphasis added). Therefore, please explain to us how you are able to conclude that your disclosure controls and procedures were effective in light of fact that you were late in filing your recent periodic reports. This comment also applies to your Form 10-Q for the quarter ended September 30, 2009.

24. Please explain to us how management can be confident that the problems involving the company's disclosure controls and procedures have been rectified when there have been no changes to your disclosure controls and procedures. This comment also applies to your Form 10-Q for the quarter ended September 30, 2009.

Form 10-Q for the Quarter Ended September 30, 2008

Item 4T. Controls and Procedures, page 29

Evaluation of Disclosure Controls and Procedures, page 29

25. Please amend your Form 10-Q for the quarter ended September 30, 2009 to provide management's assessment of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest at 202-551-3432 or Dan Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at 202-551-3391 or the undersigned at 202-551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney-Advisor

cc: Marc Applbaum, Esq. (*via facsimile*)